UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25
Commission File Number: 0-23383

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

OMNI Energy Services Corp.

(Full name of registrant)

N/A

(Former name if applicable)

4500 NE Evangeline Thwy

(Address of principal executive office (street and number))

Carencro, LA 70520

(City, state and zip code)

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Audit Committee of the Board of Directors of OMNI Energy Services Corp. (the “Company”), with the assistance of management, is conducting an internal review related to the Company’s accounting for subordinated promissory notes in connection with certain acquisitions which occurred in prior periods. Until the completion of this review, the Company is unable to complete the preparation of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (the “Form 10-Q”). The Company plans to file the Form 10-Q as soon as practicable after the completion of this review, the completion of any additional accounting work required as a result of this review, and after the review of its financial statements for the quarter ended March 31, 2010 by the Company’s independent registered public accountants. The Company does not expect that the Form 10-Q will be filed before the fifth calendar day following its original due date as prescribed by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ronald D. Mogel	(337)	896-6664
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed in the Company’s earnings release for the quarter ended March 31, 2010 furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 11, 2010, the Company reported a first quarter 2010 net loss of $0.8 million, $0.05 per diluted share, on revenues of $26.8 million, compared to a net income of $0.9 million, $0.04 per diluted share, on revenues of $34.9 million for the same period of 2009. The decrease in net income is due in large part to reduced activity in OMNI’s Seismic Services segment.

The Company’s business is driven by the supply and demand of hydrocarbon commodities in the United States and, to a certain extent, the international markets. Virtually all of the Company’s customers are involved in the exploration and/or production of oil and natural gas in the continental United States and the coastal waters of the Gulf of Mexico.

The Company’s first quarter 2010 operating results reflect the continued challenging conditions facing the markets in which it operates. The Company’s geographic expansion into the northeast in the Marcellus Shale was particularly challenged by extreme weather conditions in the first quarter of 2010 and had a significant adverse impact on the Company’s ability to execute work in its Seismic Services segment.

The Company, like its entire industry, is subject to the volatility in commodity prices, financial markets which continue to be tight and the resulting impact on the Company’s customers and their capital spending.

OMNI ENERGY SERVICES CORP.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 18, 2010

	By	/s/ Ronald D. Mogel
Ronald D. Mogel
Senior Vice President and Chief Financial Officer